Filed Pursuant to Rule 424(b)(3)
Registration No. 333-266099

PROSPECTUS SUPPLEMENT NO. 18
(TO PROSPECTUS DATED JULY 18, 2022)

3,076,924 Units
consisting of
Common Shares or Pre-Funded Warrants to Purchase Common Shares and
Class A Warrants to Purchase Common Shares
(minimum offering amount)

12,307,692 Units
consisting of
Common Shares or Pre-Funded Warrants to Purchase Common Shares and
Class A Warrants to Purchase Common Shares
(maximum offering amount)

UNITED MARITIME CORPORATION

This is a supplement (“Prospectus Supplement”) to the prospectus, dated July 18, 2022 (“Prospectus”) of United Maritime Corporation (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-266099), as further amended or supplemented from time to time.

On June 30, 2023, the Company furnished a Current Report on Form 6-K with the U.S. Securities and Exchange Commission as set forth below.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 8 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 30, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-41413

UNITED MARITIME CORPORATION
(Translation of registrant’s name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report (this “Report”) as Exhibit 99.1 is a copy of the press release of the Company dated June 29, 2023, titled “United Maritime Announces Sale of its Remaining Tanker for a Substantial Profit and Acquisition of a Panamax Vessel.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED MARITIME CORPORATION
(Registrant)

	By:	/s/ Stamatios Tsantanis
	Name:	Stamatios Tsantanis
	Title:	Chief Executive Officer

Date: June 30, 2023

Exhibit 99.1

United Maritime Announces Sale of its Remaining Tanker for a Substantial Profit and Acquisition of a Panamax Vessel

June 29, 2023 - Glyfada, Greece - United Maritime Corporation (the “Company” or “United”) (NASDAQ: USEA), announced that it has entered into an agreement with an unaffiliated third party for the sale of its remaining LR2 tanker vessel, the 2008-built M/T Epanastasea. The vessel is scheduled to be delivered to its new owner by mid-August 2023. The vessel’s gross sale price is $37.5 million, and the transaction is subject to customary closing procedures.

In addition, the Company has entered into an agreement to acquire a Panamax dry bulk vessel built in 2011 in Japan, with a cargo carrying capacity of 76,361 dwt and will be renamed M/V Exelixsea. The aggregate purchase price is $17.8 million and is expected to be funded with cash on hand, including the proceeds from the sale of the M/T Epanastasea. The Company is in advanced discussions with the lender of the M/T Epanastasea to roll over the $15.0 million loan secured by the M/T Epanastasea to the M/V Exelixsea under substantially the same terms. The vessel is expected to be delivered to the Company between August and October 2023.

The profit from the sale of the M/T Epanastasea is expected to be approximately $14.2 million and will be realized in the third quarter of 2023. The return on equity from the sale of the M/T Epanastasea is expected to be approximately 400% in the 10 months since the vessel’s delivery to the Company. In addition, the net cash surplus from the sale of the M/T Epanastasea and the acquisition of the M/V Exelixsea is expected to be approximately $18 million.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“The announced sale and acquisition transactions are a testament of our ability to generate significant profits for our shareholders. Since our initial public offering approximately one year ago, we have managed to execute a series of profitable transactions, reaching almost one million DWT, without diluting our shareholders. In addition, we have distributed $1.15 per share in cash dividends, which represents approximately 45% cash yield on our recent share price.

“We remain committed to growing United through accretive and well-timed acquisitions aiming to enhance shareholder value.”

About United Maritime Corporation

United Maritime Corporation is an international shipping company specializing in worldwide seaborne transportation services. The Company operates a fleet of one LR2 tanker vessel and six dry bulk vessels, comprising one Panamax, two Kamsarmax and three Capesize vessels. Upon completion of the aforementioned transactions and the previously announced acquisition of M/V Synthesea, the Company's operating fleet will consist of 8 vessels (3 Panamax, 2 Kamsarmax and 3 Capesize), with an aggregate cargo carrying capacity of 922,054 dwt.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “USEA”.

Please visit the Company’s website at: www.unitedmaritime.gr

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; the impact of changes in regulatory requirements or actions taken by regulatory authorities on the Company's operating or financial results; the Company's financial condition and liquidity, including its ability to service its indebtedness or to pay dividends; competitive factors in the market in which the Company operates; increased operating costs associated with vessel aging; vessel damage; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; dependence on affiliates of the Company’s former parent and third-party managers to operate the Company’s business; availability of crew, number of off-hire days, classification survey requirements and insurance costs; changes in the Company’s relationships with contract counterparties; potential liability from future litigation and incidents involving the Company’s vessels; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for crude oil, petroleum products, dry bulk products, other types of products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its registration statement on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
United Investor Relations
Tel: +30 213 0181 522
E-mail: ir@usea.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: usea@capitallink.com